

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2014

Via E-mail
Terry McEwen
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province
China 112616

> **Re:** **CleanTech Innovations, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed July 28, 2014**
> **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
> **Filed July 29, 2014**
> **File No. 001-35002**

Dear Mr. McEwen:

We have reviewed your response letter and the amendments to your filing, and we have the following comments.

General

1.   We note the company acknowledgements provided at the end of the response letter. Please provide these acknowledgements in a written statement signed by the company.

Action 2. – The Exchange, page 6

Background of the Exchange, page 7

2.   We note the added disclosure in response to comment two of our letter dated July 21, 2014. Please address the following:

- In the first paragraph, you now disclose that the board and the management of the company regularly review and evaluate the company's strategic direction and alternatives. However, no board member or any of your executive officers were present during the April 8, 2014 meeting or involved in negotiating the letter of intent with regard to the exchange transaction. Based on your disclosures, it appears that NYGG Asia, as your largest creditor, had the power to direct or cause the direction of the management of the company with respect to the transaction with Six Dimensions. Refer to the definition of "control" pursuant to Exchange

Act Rule 12b-2. Please revise your disclosure to identify the NYGG Asia representative(s) who participated in the April 8, 2014 meeting and was involved or influenced the negotiating of the letter of intent and the Exchange Agreement.

- In the last paragraph on page 7, you now disclose how the parties were first introduced. Further revise your disclosure to discuss when this introduction occurred, whether NYGG Asia was the party to make the initial contact, and the reasons for the introduction. In this regard, please ensure that your disclosure also addresses the reasons why NYGG Asia was targeting an acquisition candidate engaged in a business unrelated to the company's business.

- In the first paragraph on page 8, you state that after the April 8, 2014 meeting, Mr. Uchimoto reported the results of the discussion to Mr. Terry McEwen. Please describe what other relevant actions, if any, Mr. McEwen and the company took prior to approving the Exchange and other Actions. In this regard, we note the background discussion focuses mainly on NYGG Asia and Six Dimensions. In addition, the background discussion does not appear to address why the former officers and directors were not involved in negotiating the terms of the exchange transaction (we note disclosure that they resigned on June 11, 2014) or how Mr. McEwen came to be the sole officer and director with irrevocable proxies of the Controlling Shareholders.

- Please disclose any potential conflicts of interest that may have arisen due to the mutual representation of NYGG Asia and the company by Holland & Knight, and discuss how the board exercised its fiduciary duties to ensure that spinning off the current business to the company's shareholders, rather than holding on to NASDAQ listed shares, presented the best value for the shareholders.

Reasons for the Spin-Off and Exchange, page 9

3. We note your revised disclosure in response to comment two of our letter dated July 21, 2014. In the added discussion on page 9, you state that the Board evaluated a number of alternatives and consulted with the company's management and legal and financial advisors. Please briefly describe the alternatives considered by the Board and why the transaction with Six Dimensions presented the best strategic alternative for the company's stockholders. In addition, please briefly describe the Board's discussions with the company's management, its legal and financial advisors, and how those discussions influenced the board's decisions regarding the exchange, debt conversion, and divestiture transactions.

The Effect of the Exchange, page 11

4. In the second paragraph, please revise your reference to the "Securities Act of 1934" so that it correctly refers to the "Securities Act of 1933." In addition, please tell us why you

expect the Exchange Shares may be issued in reliance on Rule 505 of Regulation D. In your response, please ensure you disclose the aggregate value of the shares to be issued in the Exchange. Please provide similar disclosures with respect to the exemption applicable to the Debt Conversion.

The Private Placement, page 11

5.   In the last paragraph, you disclose the number of shares the company will issue assuming the private placement is consummated with the minimum aggregate gross proceeds of $3 million. Please also disclose the number of shares the company will issue assuming the private placement is consummated with the maximum aggregate gross proceeds of $5.1 million. In addition, please disclose the total number of shares that would be outstanding under both of these scenarios.

Pro Forma Ownership, page 12

6.   We note your revised disclosure in response to comment two of our letter dated July 21, 2014. Please expand your disclosure to provide NYGG Asia's ultimate beneficial ownership assuming its participation in the private placement, and disclose the natural person with voting and dispositive control over NYGG Asia's shares.

Additional Effects of the Exchange, page 12

7.   You disclose that NASDAQ may deny your new listing application and that the Exchange may proceed without NASDAQ approval. Since maintaining the continued listing on NASDAQ appears to be a closing condition, please explain whether the continued listing is a condition to Six Dimensions' obligation to complete the exchange transaction and whether it has expressed an intent to waive such condition.

Interests of Directors and Officers in the Exchange, page 15

8.   We note your revised disclosure in response to comment 10 of our letter dated July 21, 2014. Please revise your disclosure to provide Item 3 of Schedule 14C information with respect to NYGG Asia as it appears that NYGG Asia would be deemed an associate for purposes of this disclosure item.

Incorporation by Reference, page 41

9.   We note your response to comment 12 of our letter dated July 21, 2014. Please comply with Item 13 of Schedule 14A with respect to the required financial information disclosure. We note that the issuance of shares to Six Dimensions and the debt conversion would trigger compliance with Items 11 and 12 of Schedule 14A.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Neal Beaton (*via e-mail*)
       Holland & Knight